Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674, Greece

November 8, 2013

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance One Station Place

100 F Street N.E.

Washington, D.C. 20549

Re:	Dynagas LNG Partners LP
Registration Statement on Form F-1 (No. 333-191653)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 10, 2013, as amended, be accelerated so that it will be made effective at 2:00 p.m. (Washington, D.C. time) on November 12, 2013, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

DYNAGAS LNG PARTNERS LP

By: /s/ Michael Gregos

Name: Michael Gregos

Title: Chief Financial Officer

November 8, 2013

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Loan Lauren P. Nguyen—Special Counsel

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (Registration No. 333-191653) of Dynagas LNG Partners LP, a Marshall Islands limited partnership

Ladies and Gentlemen:

As representatives of the several underwriters of Dynagas LNG Partners LP’s proposed initial public offering of up to 12,500,000 common units representing limited partner interests, we hereby join Dynagas LNG Partners LP’s request for acceleration of effectiveness of the above-referenced registration statement to 2:00 p.m. (Washington, D.C. time) on November 12, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of Dynagas LNG Partners LP’s, dated November 5, 2013, through the date hereof:

Preliminary Prospectus dated November 5, 2013

4,170 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[The remainder of this page is intentionally left blank.]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

MERRILL LYNCH, PIERCE FENNER & SMITH

                     INCORPORATED

MORGAN STANLEY & CO. LLC

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Stefanie Bohm
Name: Stefanie Bohm Title: Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong Title: Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Steven D. Williams
Name: Steven D. Williams Title: Executive Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER